UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 5p par value and American Depositary Shares, representing Ordinary Shares

(Title of Class of Securities)

02311107

(CUSIP Number)

October 7, 2004; December 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1 NAME OF REPORTING PERSON: Sunninghill Limited
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a

2 CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                                        (b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION:

Jersey, Channel Islands

5 SOLE VOTING POWER

NUMBER OF                          _____________6,312,961____________
SHARES
BENEFICIALLY                  6 SHARED VOTING POWER
OWNED BY
EACH                                                                          0
REPORTING
PERSON WITH                   7 SOLE DISPOSITIVE POWER

_____________6,312,961____________

                                               8 SHARED DISPOSITIVE POWER

                                                                                     0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,312,961 shares

10 CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.1%

12 TYPE OF REPORTING PERSON:
CO

1 NAME OF REPORTING PERSON: Dr. John Climax
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a

2 CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                                        (b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Ireland

5 SOLE VOTING POWER

NUMBER OF                          _____________6,312,961____________
SHARES
BENEFICIALLY                  6 SHARED VOTING POWER
OWNED BY
EACH                                                                          0
REPORTING
PERSON WITH                   7 SOLE DISPOSITIVE POWER

_____________6,312,961____________

                                               8 SHARED DISPOSITIVE POWER

                                                                                     0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,312,961 shares

10 CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):      8.1%  (based on 77,548,908 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 5,664,446 Ordinary Shares in the form of American Depositary Shares and 648,515 Ordinary Shares, in each case held by the Reporting Party)

12 TYPE OF REPORTING PERSON:
IN

Item 1.

(a) Name of Issuer:

The name of the issuer is Amarin Corporation plc (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located 7 Curzon Street, London, United Kingdom W1J 5H6.

Item 2.

(a) Name of Person Filing:

This Schedule 13G Statement (this "Statement") is hereby filed by Sunninghill Limited.

(b) Address of Principal Business Office, or, if none, Residence:

Kleinwort Benson House
St. Helier, Jersey, Channel Islands

(c) Citizenship:

Jersey, Channel Islands

(d) Title of Class of Securities:

Ordinary Shares, 5p par value and American Depositary Shares, representing Ordinary Shares.

(e) CUSIP Number: 02311107

(a) Name of Person Filing:

This Schedule 13G Statement (this "Statement") is hereby filed by Dr. John Climax.

(b) Address of Principal Business Office, or, if none, Residence:

South County Business Park, Leopardstown
Dublin, Ireland

(c) Citizenship:

Republic of Ireland

(d) Title of Class of Securities:

Ordinary Shares, 5p par value and American Depositary Shares, representing Ordinary Shares.

(e) CUSIP Number: 02311107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:

6,312,961 shares

(b) Percent of class:

8.1% (based on 77,548,908 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 5,664,446 Ordinary Shares in the form of American Depositary Shares and 648,515 Ordinary Shares, in each case held by the Reporting Party)

(c) Voting and dispositive power:

6,312,961 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2006

                                                                                                                           SUNNINGHILL LIMITED

                                                                                                                           /s/ Simon Johann Kleis
                                                                                                                           Name:   Simon Johann Kleis
                                                                                                                          Title: Director

                                                                                                                           /s/ Colin James Le Masurier
                                                                                                                           Name:
                                                                                                                           Title: Director

                                                                                                                           /s/ John Climax
                                                                                                                           JOHN CLIMAX